

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 23, 2007

Mr. Thomas J. Webb
Executive Vice President and Chief Financial Officer
CMS Energy Corporation
One Energy Plaza
Jackson, Michigan 49201

>   **Re: CMS Energy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed February 23, 2007**
>   **File No. 1-9513**

Dear Mr. Webb:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief